

Ionics, Incorporated
65 Grove Street
Watertown, Massachusetts 02472-2882

Arthur L. Goldstein
Chairman and Chief Executive Officer

April 9, 2003

Dear Stockholder:

You are cordially invited to attend our 2003 Annual Meeting of Stockholders. The meeting is scheduled for 2:00 P.M. on Wednesday, May 7, 2003, and will be held in the Enterprise Room, Fifth Floor, State Street Bank and Trust Company, 225 Franklin Street, Boston, MA 02110.

The notice of meeting and proxy statement that follow describe the business to be conducted at the meeting.

As is our custom, we will give a presentation on the current status of, and outlook for, our business. I sincerely hope that you will be able to attend this meeting and that you will have the opportunity to meet members of our management team, including our new President and CEO-elect, Douglas R. Brown.

Please sign and return your proxy promptly, whether or not you plan to attend. Your vote is very important to the Company.

On behalf of the Directors and Officers, I wish to thank you for your interest in the Company.

Sincerely,

ARTHUR L. GOLDSTEIN
Chairman and Chief Executive Officer

YOUR VOTE IS IMPORTANT
Please sign, date and return your proxy card promptly



IONICS, INCORPORATED

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
MAY 7, 2003

To the Stockholders of
  Ionics, Incorporated:

Notice is hereby given that the Annual Meeting of Stockholders of Ionics, Incorporated (the "Company") will be held in the Enterprise Room, Fifth Floor, State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts, on Wednesday, May 7, 2003 at 2:00 P.M. Boston time for the following purposes:

1. To elect two Class II Directors of the Company, each to serve for a three-year term or until a successor is elected and qualified.

2. To approve and adopt the 2003 Non-Employee Directors Stock Option Plan.

3. To ratify the selection of PricewaterhouseCoopers LLP as independent auditors for the fiscal year ending December 31, 2003.

4. To consider and act upon such other matters as may properly come before the meeting.

Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

The Board of Directors has fixed the close of business on March 21, 2003 as the record date for determination of the stockholders entitled to notice of and to vote at the meeting. Any stockholder attending the meeting may vote in person even if such stockholder has returned a proxy.

By Order of the Board of Directors

STEPHEN KORN, *Clerk*
Ionics, Incorporated
65 Grove Street
Watertown, Massachusetts 02472

April 9, 2003

WHETHER OR NOT YOU EXPECT TO BE AT THE MEETING, PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY IN THE ENVELOPE ENCLOSED HEREWITH.

IONICS, INCORPORATED

65 Grove Street
Watertown, Massachusetts 02472-2882

PROXY STATEMENT

The Notice of the 2003 Annual Meeting of Stockholders of Ionics, Incorporated (the "Company") is set forth on the preceding page and there is enclosed with this Proxy Statement a form of Proxy solicited by the Board of Directors of the Company. This Proxy Statement is furnished in connection with the solicitation of Proxies by the Board of Directors of the Company for use at the Annual Meeting of Stockholders to be held on Wednesday, May 7, 2003 (the "Annual Meeting") at 2:00 P.M., Boston time, in the Enterprise Room, Fifth Floor, State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts, and any adjournments thereof. The cost of this solicitation will be borne by the Company. In addition to solicitation by mail, certain of the directors, officers and employees of the Company also may solicit Proxies personally or by telephone or by other means of electronic communication. This Proxy Statement is being first sent to stockholders on or about April 9, 2003. A copy of the Annual Report to Stockholders for the fiscal year ended December 31, 2002 (including audited financial statements of the Company) also accompanies this Proxy Statement.

Only stockholders of record as of the close of business on March 21, 2003 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting and/or any adjournments thereof. The outstanding stock of the Company on the Record Date entitled to vote consisted of 17,555,046 shares of common stock, $1.00 per share par value (the "Common Stock"). The holders of the outstanding shares of Common Stock are entitled to one vote per share. Stockholders may vote in person or by proxy. Execution of a Proxy will not affect a stockholder's right to attend the meeting and vote in person. All shares represented by valid Proxies received by the Clerk of the Company prior to the meeting will be voted as specified in the Proxy; if no specification is made and if discretionary authority is conferred by the stockholder, the shares will be voted FOR the election of each of the Board's nominees to the Board of Directors in Proposal 1; FOR the approval and adoption of the 2003 Non-Employee Directors Stock Option Plan in Proposal 2; and FOR the ratification of the selection of an auditor in Proposal 3. A stockholder giving a Proxy has the power to revoke it at any time prior to its exercise by delivering to the Clerk of the Company a written revocation or a duly executed Proxy bearing a later date, or by attending the meeting and voting such shares in person.

Proxies that are being solicited by the Board of Directors grant the discretionary authority to vote for any adjournment of the Annual Meeting to permit for the solicitation of additional proxies from the Company's stockholders. If it is necessary to adjourn the Annual Meeting, no notice of the time and place of the adjourned meeting is required to be given to the Company's stockholders other than the announcement of such time and place at the Annual Meeting. The affirmative vote of at least a majority of the shares of Common Stock, present or represented in person or by proxy and voting at the Annual Meeting, is required to approve such adjournment.

Votes cast by proxy or in person at the Annual Meeting will be tabulated by the election inspectors appointed for the meeting and will determine whether or not a quorum is present. The election inspectors will treat abstentions and broker "non-votes" as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Abstentions, but not "non-votes," are counted for purposes of determining the number of shares voting on a particular matter submitted to the stockholders for a vote. Neither abstentions nor "non-votes" are treated as having been voted for purposes of determining the approval of any such matter. A "non-vote" occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because, in respect of such other proposal, the nominee does not have discretionary voting power and has not received instructions from the beneficial owner. Broker "non-votes" are not considered voted for the particular matter and have the practical effect of reducing the number of affirmative votes required to achieve a majority for such matter by reducing the total number of shares from which the majority is calculated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists as of December 31, 2002, the number of shares of the Company's Common Stock beneficially owned by stockholders known by the Company to own more than five percent of such Common Stock outstanding at such date:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

FMR Corporation ....
Fidelity Management and Research Company
   82 Devonshire Street
   Boston, MA 02109
	2,145,292(1)	12.2%

Dimensional Fund Advisors, Inc. ....
   1299 Ocean Avenue, 11th Floor
   Santa Monica, CA 90801
	1,106,295(2)	6.3%

(1) Includes sole voting power as to 828,392 shares and sole dispositive power as to all 2,145,292 shares. FMR Corporation has no shared voting power or shared dispositive power as to any of these shares. Also includes 1,316,900 shares beneficially owned by Fidelity Management and Research Company, a wholly owned subsidiary of FMR Corporation, as a result of acting as investment advisor to various investment companies. The sole power to vote these shares resides with the boards of trustees of these investment companies.

(2) Includes sole voting power and sole dispositive power as to all 1,106,295 shares. Dimensional Fund Advisors, Inc. has no shared voting power or shared dispositive power as to any of these shares.

The following table sets forth as of the Record Date the number of shares of Common Stock of the Company beneficially owned by each of the directors, including nominees, each of the executive officers named in the Summary Compensation Table appearing elsewhere in this Proxy Statement, and all directors (including nominees) and executive officers of the Company as a group. Unless otherwise indicated, the named person possesses sole voting and dispositive power with respect to the shares.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(#)	Percent of Class
Douglas R. Brown	26,031 (1)	*
Stephen L. Brown	5,587 (2)	*
Arnaud de Vitry d'Avaucourt	39,500 (3)	*
Kathleen F. Feldstein	13,030 (4)	*
Arthur L. Goldstein	802,112 (5)	4.4%
William E. Katz	262,204 (6)	1.5%
William K. Reilly	5,587 (7)	*
John J. Shields	18,567 (8)	*
Daniel I.C. Wang	14,530 (9)	*
Mark S. Wrighton	19,630(10)	*
Allen S. Wyett	23,000(11)	*
Alan M. Crosby	37,449(12)	*
Stephen Korn	123,179(13)	*
Daniel M. Kuzmak	10,258(14)	*
Theodore G. Papastavros	213,480(15)	*
All directors and executive officers as a group (19 persons)	1,680,582(16)	9.0%

\# The number of shares of Common Stock deemed outstanding as of the Record Date for each individual includes shares of Common Stock outstanding on such date owned by such individual and all shares of Common Stock subject to stock options held by such individual exercisable as of the Record Date or within 60 days after the Record Date.

* Less than 1%

(1) Includes 14,000 shares which Mr. Douglas Brown has the right to acquire pursuant to the exercise of stock options. Does not include inducement stock options subsequently awarded to Mr. Brown on April 1, 2003 in connection with his employment by the Company as President and CEO-elect. See "Executive Compensation and Other Information — Other Employment Arrangements."

(2) Includes 4,000 shares which Mr. Stephen Brown has the right to acquire pursuant to the exercise of stock options.

(3) Includes 14,500 shares which Mr. de Vitry d'Avaucourt has the right to acquire pursuant to the exercise of stock options. Another 12,000 shares, as to which Mr. de Vitry d'Avaucourt shares dispositive power, are held by a financial institution in a fiduciary capacity for the benefit of Mr. de Vitry d'Avaucourt's wife. Mr. de Vitry d'Avaucourt does not have or share voting or dispositive power with respect to 341,926 shares held in a trust of which Mr. de Vitry d'Avaucourt's wife is the principal beneficiary, or an additional 524,000 shares held in a separate trust of which Mr. de Vitry d'Avaucourt is the principal indirect beneficiary. Mr. de Vitry d'Avaucourt disclaims beneficial ownership of all the shares held in these trusts.

(4) Includes 10,000 shares which Ms. Feldstein has the right to acquire pursuant to the exercise of stock options.

(5) Includes 512,000 shares which Mr. Goldstein has the right to acquire pursuant to the exercise of stock options. Includes beneficial ownership of 7,557 shares held in the Ionics Section 401(k) Stock Savings Plan (the "401(k) Plan") for the account of Mr. Goldstein.

(6) Includes 158,000 shares which Mr. Katz has the right to acquire pursuant to the exercise of stock options.

(7) Includes 4,000 shares which Mr. Reilly has the right to acquire pursuant to the exercise of stock options.

(8) Includes 14,500 shares which Mr. Shields has the right to acquire pursuant to the exercise of stock options.

(9) Includes 12,000 shares which Mr. Wang has the right to acquire pursuant to the exercise of stock options.

(10) Includes 17,000 shares which Mr. Wrighton has the right to acquire pursuant to the exercise of stock options. A total of 667 shares are held of record by Mark S. Wrighton, trustee of the Mark S. Wrighton Revocable Trust U/A dated September 4, 1998.

(11) Includes 19,000 shares which Mr. Wyett has the right to acquire pursuant to the exercise of stock options.

(12) Includes 35,200 shares which Mr. Crosby has the right to acquire pursuant to the exercise of stock options. Includes beneficial ownership of 1,791 shares in the Ionics Section 401(k) Plan for the account of Mr. Crosby.

(13) Includes 120,500 shares which Mr. Korn has the right to acquire pursuant to the exercise of stock options. Includes beneficial ownership of 1,456 shares in the Ionics Section 401(k) Plan for the account of Mr. Korn.

(14) Includes 10,000 shares which Mr. Kuzmak has the right to acquire pursuant to the exercise of stock options, and beneficial ownership of 258 shares in the Ionics Section 401(k) Plan for the account of Mr. Kuzmak.

(15) Includes 139,500 shares which Mr. Papastavros has the right to acquire pursuant to the exercise of stock options. Includes beneficial ownership of 4,324 shares in the Ionics Section 401(k) Plan for the account of Mr. Papastavros.

(16) Assumes exercise of options held by the group for all 1,149,600 shares and that such shares are outstanding.

The information provided in the above footnotes concerning beneficial ownership in the Ionics Section 401(k) Plan is derived from Plan information as of December 31, 2002.

EXPLANATION OF AGENDA FOR THE MEETING

Proposal 1. Election of Directors.

The Company has a Board of Directors currently consisting of three Class I Directors, four Class II Directors and four Class III Directors (Carl S. Sloane, a Class I Director, resigned from the Board of Directors effective March 5, 2003). The terms of the Class II Directors will expire at the Annual Meeting. The Class I Directors and Class III Directors currently in office will serve until the annual meeting of stockholders to be held in 2005 and 2004, respectively, and until their respective successors are duly elected and qualified (or until the director's earlier resignation or removal). At each annual meeting of stockholders, directors are elected for a full term of three years to succeed those whose terms are expiring.

In accordance with the policy of the Board of Directors, which requires that directors who were in office at the time of the adoption of the policy and who were or subsequently reached the age of 75 not seek re-election, Arnaud de Vitry d'Avaucourt and William E. Katz, who currently serve as Class II Directors, are not nominees for re-election and consequently will not serve after the Annual Meeting.

At a meeting on February 25, 2003, the Board of Directors fixed the total number of Directors at ten, consisting of four Class I Directors, three Class II Directors and three Class III Directors, effective immediately after the Annual Meeting. Mr. Sloane's subsequent resignation leaves a vacancy in the office of Class I Director, and it is the current intention of the Board of Directors to fix the total number of Class I Directors at three at their next meeting.

It is the intention of the persons authorized by the enclosed Proxy, which is solicited by the Board of Directors, to nominate and elect the two persons named in the table below as Class II Directors, pursuant to the recommendation of the Nominating Committee of the Board of Directors. Since the Board of Directors fixed the number of Class II Directors at three effective immediately after the time of the Annual Meeting, this will leave a vacancy in the office of Class II Director. It is the intention of the Board of Directors to ask one of the Class III Directors to agree to be reassigned as a Class II Director so that the Board of Directors will have an equal number of Class I Directors, Class II Directors and Class III Directors after the Annual Meeting.

Proxies may not be voted for a greater number of persons than the number of nominees named below. To be elected, each nominee must receive the affirmative vote of a plurality of the issued and outstanding shares of the Common Stock represented in person or by Proxy at the Annual Meeting and entitled to vote. **The Board of Directors unanimously recommends a vote FOR all the nominees listed below.**

The following table shows, for each nominee, his principal occupation since January 1, 1998 and present positions with the Company, period of past service as a Director, age on March 1, 2003, and directorships of other public companies (i.e., companies subject to the reporting requirements of the Securities Exchange Act of 1934 or registered as investment companies under the Investment Company Act of 1940):

Name and Age	Principal Occupation (since January 1, 1998) Present Positions with the Company and Directorships of Other Public Companies	Period of Past Service as a Director
Directors whose Terms Expire in 2003 (Class II Directors)		
Daniel I.C. Wang (67)*	Institute Professor, Massachusetts Institute of Technology	since 1997
Mark S. Wrighton (53)#	Chancellor, Washington University, St. Louis, MO; director, Helix Technology Corporation, Cabot Corporation, and A. G. Edwards, Inc.	since 1993

* Member of Audit Committee

\# Member of Compensation Committee

The following tables contain similar information about the Class I and Class III Directors of the Company, whose terms of office do not expire at the Annual Meeting and who consequently are not nominees for election in 2003:

Name and Age	Principal Occupation (since January 1, 1998) Present Positions with the Company and Directorships of Other Public Companies	Period of Past Service as a Director
	Directors Whose Terms Expire in 2004 (Class III Directors)	
Stephen L. Brown (65)*•	Retired Chairman and Consultant, John Hancock Financial Services, Inc. (since June 2001); Chairman and Consultant, Hancock Natural Resource Group; Chairman and Chief Executive Officer, John Hancock Financial Services, Inc. (August 1999-June 2001); previously Chairman and Chief Executive Officer, John Hancock Life Insurance Company; director, Aspen Technology, Inc.	since 2000
William K. Reilly (63)#•	President and Chief Executive Officer, Aqua International Partners, L.P. (private equity water fund); director, Conoco Philips, Inc., E. I. DuPont de Nemours and Company, and Royal Caribbean International	since 2000
John J. Shields (64)#†	General Partner, Boston Capital Ventures (venture capital)	since 1988
Allen S. Wyett (69)#	President, AW Management, Inc. (real estate management)	since 1992

* Member of Audit Committee

Member of Compensation Committee

† Member of Executive Committee

• Member of Nominating Committee

6

Name and Age	Principal Occupation (since January 1, 1998) Present Positions with the Company and Directorships of Other Public Companies	Period of Past Service as a Director
	Directors whose Terms Expire in 2005 (Class I Directors)	
Douglas R. Brown(1) (48)	Retired; formerly President and Chief Executive Officer, Advent International Corp. (registered investment advisor) (Jan. 1996-December 2002); director, Advent International Corp. and Aspen Technology, Inc.	since 1996
Kathleen F. Feldstein (62)*•	President, Economic Studies, Inc. (private economic consulting firm); director, Bank of America Corp., BellSouth Corporation, and Knight-Ridder, Inc.	since 1997
Arthur L. Goldstein (67)†	Chairman of the Board and Chief Executive Officer of the Company; director, Cabot Corporation and State Street Corporation	since 1971

*   Member of Audit Committee

†   Member of Executive Committee

•   Member of Nominating Committee

(1) On March 27, 2003, Mr. Brown was appointed President and CEO-elect of the Company by the Board of Directors, effective April 1, 2003. On March 24, 2003, Mr. Brown resigned as Chairman of the Audit Committee and as a member of the Nominating Committee.

In addition to the Executive Committee of the Board of Directors, which did not meet during the year, the Company has an Audit Committee, of which Mr. Douglas Brown was Chairman in 2002 (on March 24, 2003, Mr. Brown resigned as Chairman and Mr. Stephen Brown was appointed as acting Chairman), a Compensation Committee, of which Mr. Wyett is Chairman, and a Nominating Committee, of which Ms. Feldstein is the Chairperson.

The Audit Committee meets with management and with the Company's independent auditors to review financial results and procedures, internal financial controls, audit plans and recommendations. The Audit Committee also recommends the selection of the independent auditor to the Board of Directors. In 2000, the Audit Committee adopted, and the Board of Directors approved, the Audit Committee Charter. A report of the Audit Committee for the year 2002 appears on page 23 of this Proxy Statement.

The Compensation Committee reviews and establishes the remuneration to be paid to certain of the executive officers of the Company, reviews the remuneration to be paid other officers, and acts as the administrator of the Company's stock option and restricted stock plans. A report of the Compensation Committee for the year 2002 appears on page 21 of this Proxy Statement.

The Nominating Committee, which was established in May 2001, considers and proposes nominees for membership to the Board of Directors, including nominations made by management, members of the Board of Directors, and other stockholders; and reviews and considers the composition of the Board of Directors. The charter of the Nominating Committee is currently being expanded to include oversight of corporate governance matters. Nominees suggested by stockholders and sent to the Nominating Committee in care of the Clerk of the Company will be considered by the Nominating Committee.

In August 2002, in furtherance of earlier succession planning activities initiated by the Chairman and Chief Executive Officer, Mr. Goldstein, the Board of Directors established an *ad hoc* committee which consisted of Mr. Stephen L. Brown as Chairman and Messrs. Douglas R. Brown and Carl S. Sloane to be responsible for succession planning. The committee instituted a process to review, identify and consider possible candidates for the office of Chief Executive Officer to succeed Mr. Goldstein upon his intended retirement from that position. After becoming available for consideration as a potential candidate, Mr. Douglas Brown resigned from the Committee in October 2002 and was replaced by Mr. John J. Shields.

During 2002, the Board of Directors held four meetings. The Audit Committee met eight times, the Compensation Committee met twice, the Nominating Committee held one meeting, and the committee responsible for succession planning held six meetings. Each director attended 75% or more of the aggregate of (i) the total number of meetings of the Board and (ii) the total number of meetings held by all committees of the Board on which such director served.

If, at the time of the Annual Meeting, any of the above-named nominees is unable to serve, a circumstance which is not anticipated, and if the enclosed Proxy confers discretionary authority, the persons named in the Proxy will either vote for such substitute nominee(s) as may be designated by the Board of Directors or will vote for a reduction in the number of directors, as determined by the Board.

Board Retirement Policy

The Board of Directors has adopted a retirement policy which requires that any person serving as a director of the Company will voluntarily resign his or her position as a director upon reaching the age of 75. Directors in office when the policy was adopted in August 2000 were permitted to continue to serve for the remainder of their terms even if they were already 75 years of age at the time or would turn 75 prior to the expiration of their then-current term. The policy permits the Board of Directors to waive the policy in special circumstances.

Board Stock Ownership Guidelines

In May 1999, the Board of Directors adopted a guideline for stock ownership by non-employee directors. The "sense of the Board" is that each non-employee director undertake to acquire Common Stock valued at three times the annual retainer fee (now $15,000), measured at the time(s) the investment is made, over approximately a three-year period.

Proposal 2.   To Approve the Ionics, Incorporated 2003 Non-Employee Directors Stock Option Plan

The Ionics, Incorporated 2003 Non-Employee Directors Stock Option Plan (the "2003 Director Plan") was adopted by the Board of Directors on February 25, 2003 to replace the 1986 Stock Option Plan for Non-Employee Directors (the "1986 Director Plan") that expired at the end of 2002.

Under the 1986 Director Plan, each person who was not an employee of the Company or any of its subsidiaries and who was elected a director of the Company was automatically entitled to receive an option for 2000 shares of Common Stock upon his or her initial election by the stockholders (or, if elected by the Board of Directors, at the time of the next annual meeting of stockholders), and an option to acquire 2000 additional shares of Common Stock upon completion of each next successive year in office. Options granted under the 1986 Director Plan have an exercise price equal to the fair market value on the date of grant, do not become exercisable until the expiration of six months from the date of grant, and thereafter may be exercised only during certain "window" periods. Options granted under the 1986 Director Plan expire ten years after the date of grant, and terminate 30 days after the holder ceases to be a director (or 90 days following a director's death). Options for 124,000 shares of Common Stock are outstanding under the 1986 Director Plan, with exercise prices ranging from $24.24 to $48.12 per share. As of the Record Date, there were nine non-employee directors participating in the 1986 Director Plan, and it is anticipated that all of them will be eligible to participate in the 2003 Director Plan with the exception of Mr. de Vitry d'Avaucourt, who is not a candidate for reelection at the Annual Meeting, and Mr. Douglas R. Brown, who became an employee of the Company on April 1, 2003. See "Executive Compensation and other Information" and "Other Employment Arrangements".

The adoption of the 2003 Director Plan is intended to enable the Company to continue to retain and attract qualified non-employee directors, and to provide an incentive to non-employee directors to devote the necessary time and attention to the affairs of the Company by offering them a chance to participate in an increase in the value of the Company's shares of Common Stock. The adoption of the 2003 Director Plan will also provide non-employee directors with a mechanism to acquire the Company's Common Stock pursuant to the Board of Directors' stock ownership guidelines described elsewhere in this Proxy Statement. In the event the stockholders ratify the 2003 Director Plan, a total of 200,000 shares will be authorized for issuance from time to time as options issued under the 2003 Director Plan are exercised. Since stock options issued under the 1986 Director Plan will either be exercised or expire over their remaining terms from 2003 to 2012, new stock options issued from time to time under the 2003 Director Plan, if approved by the stockholders, will not materially increase the number of outstanding director options at any particular time. The complete text of the 2003 Director Plan, as approved by the Board of Directors and proposed for approval by the stockholders, is attached to this Proxy Statement as *Exhibit A*. The following paragraphs describe the provisions and operation of the 2003 Director Plan.

The Board of Directors unanimously recommends that you vote FOR the proposal to approve and adopt the 2003 Non-Employee Directors Stock Option Plan. The approval and adoption of the 2003 Director Plan requires the affirmative vote of a majority of the shares of Common Stock represented at the Annual Meeting.

Description of the 2003 Director Plan

Administration. The 2003 Director Plan will be administered by the Board of Directors or by a committee appointed by the Board (which will be the Compensation Committee). The Board of Directors or the committee, subject to the provisions of the 2003 Director Plan, has the power to construe the 2003 Director Plan, to determine all questions about the 2003 Director Plan, and to adopt and amend such rules and regulations for the administration of the 2003 Director Plan as it may deem desirable.

Eligibility. Options may be granted pursuant to the 2003 Director Plan only to members of the Board of Directors who are not employees of the Company or its subsidiaries.

Grant of Options. In the event the 2003 Director Plan is approved by the stockholders at the Annual Meeting, options will be granted annually to non-employee directors without further action by the Board of Directors. Immediately following the Annual Meeting, if the 2003 Director Plan is approved by the stockholders, each Class II Director elected at the Annual Meeting, and each Class I Director and Class III Director who is a non-employee director will receive an initial option to purchase 4,000 shares of Common Stock. Thereafter, immediately following each successive annual meeting commencing with the 2004 annual meeting and for the remaining term of the 2003 Director Plan, each non-employee director in a class elected at that meeting, and each non-employee director who is in a class which continues in office after that meeting, will receive an option to purchase 2,000 shares of Common Stock. Any non-employee director who assumes office at a time other than an annual meeting of stockholders (e.g., appointed by the Board of Directors to fill a vacancy) will be entitled to receive an option to purchase 2,000 shares of Common Stock immediately after the annual meeting next following such person's appointment.

Option Price and Vesting. The exercise price per share for all options granted under the 2003 Director Plan will be equal to 100% of the fair market value of the Common Stock. "Fair market value" means the last sale price of the Common Stock on The New York Stock Exchange (or any other national securities exchange on which such shares of Common Stock are then traded) on the trading day next preceding the date of grant of the option. All options granted under the 2003 Director Plan become exercisable six (6) months from the date of grant, remain fully exercisable thereafter as long as they are outstanding, and remain outstanding for 24 months following the date on which the individual to whom the option was granted ceases being a director (unless the term of the option expires earlier). No option may be exercised after the removal or resignation date if the option holder has been removed from office for certain specified actions.

Assignability and Transferability; Effect of Termination; Disability or Death. Stock options may be granted under the 2003 Director Plan at any time prior to February 26, 2013. The term of each option will be for a period of ten years from the date of grant. Options may not be assigned or transferred except by will or the laws of descent and distribution, except that the Committee administering the 2003 Director Plan may authorize a transfer of options to certain of a director's immediate family members or a trust or partnership for their benefit.

Exercise of Options. Payment for the exercise of options may be made (i) by cash or check payable to the Company, (ii) in whole or in part in shares of Common Stock of the Company already owned by the person exercising the option, provided such shares of Common Stock were not acquired within the prior six months by such person pursuant to an option exercise, or (iii) consistent with applicable law, by delivery of an irrevocable and unconditional undertaking by a creditworthy broker to promptly deliver to the Company sufficient funds to pay the exercise price.

General Provisions. The 2003 Director Plan contains provisions to prevent dilution in case of stock dividends, stock splits and other changes in the Company's capital structure. The 2003 Director Plan may be terminated or amended at any time by the Board of Directors, except that the Board of Directors does not have the power, without the approval of the stockholders, to (i) increase the maximum number of shares of Common Stock for which Options may be granted under the 2003 Director Plan, (ii) modify materially the eligibility requirements to participate in the 2003 Director Plan, (iii) materially increase benefits accruing to Option holders under the 2003 Director Plan, or (iv) re-price outstanding Options under the 2003 Director Plan. No amendment to, or termination of, the 2003 Director Plan will affect the rights of the holder of a previously granted Option without such holder's consent.

Effect of a Change in Control of the Company on the 2003 Director Plan. In the event of certain acquisition events that could result in a change-in-control, all outstanding options under the 2003 Director Plan become immediately exercisable. Such options remain the obligation of the Company or will be assumed by the surviving or acquiring entity, in which case the consideration payable in connection with the acquisition will be substituted for the Common Stock obtainable upon exercise of the options. An "acquisition" is defined to mean (i) any merger, consolidation, or purchase of outstanding capital stock of the Company, or other form of business combination in which the Company is the target of such combination or after which the voting securities of the Company outstanding immediately before the combination represent (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) less than 50% of the combined voting power of the voting securities of the Company or such surviving or acquiring entity outstanding immediately after such event; (ii) any sale of all or substantially all of the capital stock or assets of the Company in a business combination; or (iii) any acquisition of the business of the Company as determined by the Board of Directors or the committee.

2003 Director Plan Benefits. The following table shows the number of options to be allocated under the 2003 Director Plan to each of the Named Executive Officers, all current executive officers as a group, all current directors who are not executive officers as a group, and all employees, including all current officers who are not executive officers as a group:

NEW PLAN BENEFITS

2003 Non-Employee Directors Stock Option Plan

Name and Position	Dollar Value($)	Number of Options
Arthur L. Goldstein .... Chairman of the Board and Chief Executive Officer	0	0
Alan M. Crosby............................ Vice President, Consumer Water Group	0	0
Stephen Korn............................... Vice President, General Counsel, and Clerk	0	0
Daniel M. Kuzmak .... Vice President and Chief Financial Officer	0	0
Theodore G. Papastavros .... Executive Vice President and Treasurer	0	0
All Executive Officers as a Group.............	0	0
All Directors who are not Executive Officers as a Group	Not determinable	200,000
All Employees who are not Executive Officers as a Group	0	0

Federal Income Tax Consequences

The following general rules are applicable under current United States federal income tax law to options to be granted under the 2003 Director Plan:

1. The option holder generally does not realize any taxable income upon the grant of an option, and the Company is not allowed a federal income tax deduction by reason of such grant.

2. The option holder generally will recognize ordinary compensation income at the time of exercise of an Option in an amount equal to the excess, if any, of the fair market value of the shares of Common Stock on the date of exercise over the exercise price.

3. The Company generally will be entitled to a corresponding tax deduction for federal income tax purposes when the option holder recognizes compensation income.

4. When the option holder sells the shares of Common Stock acquired pursuant to an Option, he or she generally will recognize a capital gain or loss in an amount equal to the difference between the amount realized upon the sale of the shares of Common Stock and his or her basis in such shares (generally, the exercise price plus the amount taxed to the option holder as compensation income). If the

option holder's holding period for the shares of Common Stock exceeds one year, such gain or loss will be a long-term capital gain or loss.

5. An option holder may be entitled to exercise an option by delivering shares of the Company's Common Stock to the Company in payment of the exercise price. If an option holder exercises an Option in such fashion, special rules will apply.

Equity Compensation Plan Information

In addition to the 1986 Directors Plan and 1979 Stock Option Plan (the "1979 Plan"), both of which have terminated (although stock options remain outstanding under both plans), the Company maintains the following compensation plans under which it may issue Common Stock:

- The 1997 Stock Incentive Plan ("1997 Plan") provides for the award of stock options (incentive or non-qualified) and long-term performance awards to officers, other key employees and consultants. As of December 31, 2002, only non-qualified stock options had been granted under the 1997 Plan, and a total of 2,297,117 such options were outstanding.

- The Restricted Stock Plan ("1994 Plan") provides for the issuance of restricted stock to officers and key employees of the Company. As of December 31, 2002, a total of 19,822 shares of Common Stock had been issued under the 1994 Plan and were outstanding.

- The 1998 Non-Employee Directors Fee Plan ("Fee Plan") permits non-employee directors who elect to do so to receive payment of their annual retainer fee (currently $15,000 per year) in Common Stock instead of cash. As of December 31, 2002, a total of 16,577 shares of Common Stock had been issued under the Fee Plan. Non-employee directors make an annual election prior to the annual meeting concerning the form of payment of the retainer fee, which is paid in two installments on Board of Directors meeting dates in May and November. If a director elects to receive the fee in the form of shares of Common Stock, such shares are priced at the last sales price of the Common Stock on The New York Stock Exchange (or any other national securities exchange on which such shares of Common Stock are then traded) on the trading date next preceding their date of issue.

The Company also maintains a 401(k) Plan for the benefit of its domestic employees. Employees may invest in the Common Stock of the Company through the 401(k) Plan, and shares of Common Stock for such purpose are purchased on the open market.

The following table shows (i) for all stockholder-approved equity compensation plans as a group (the 1986 Director Plan, the 1979 Plan, the 1997 Plan and the 1994 Plan), and (ii) for all equity compensation plans that were not approved by the stockholders (the Fee Plan), the number of shares of Common Stock issuable upon exercise of stock options outstanding as of December 31, 2002, the weighted average exercise price of those options, and the number of shares of Common Stock remaining available for future issuance as of December 31, 2002, excluding shares of Common Stock issuable upon exercise of outstanding stock options. The table does not include any shares of Common Stock that would be issuable under the 2003 Director Plan, if approved by the stockholders at the Annual Meeting.

Equity Compensation Plan Information

Plan category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	3,473,267	$27.21	1,064,501
Equity compensation plans not approved by security holders	0*	—	0
Total	3,473,267	$27.21	1,064,501

* Does not include the inducement non-qualified stock options granted to Douglas R. Brown on April 1, 2003. See "Executive Compensation and Other Information — Other Employment Arrangements."

Proposal 3.   Selection of an Auditor

Pursuant to the recommendation of the Audit Committee, the Board of Directors proposes that the firm of PricewaterhouseCoopers LLP, independent certified public accountants, be appointed to serve as auditors for the fiscal year ending December 31, 2003. The ratification of this selection is not required under the laws of Massachusetts, where the Company is incorporated, but the Board of Directors of the Company believes it is sound policy and in the best interests of the stockholders to do so. In the event a majority of the votes cast are against the selection of PricewaterhouseCoopers LLP, the Board will consider the vote and the reasons therefor in future recommendations on the selection of an auditor for the Company.

A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting with the opportunity to make a statement if desired, and is expected to be available to respond to appropriate questions from stockholders who are present at the meeting.

The Board of Directors unanimously recommends a vote FOR the ratification of this selection.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Summary of Cash and Certain Other Compensation

The following table provides summary information concerning the annual and long-term compensation paid to or earned by the Company's Chief Executive Officer and each of the four most highly compensated executive officers of the Company other than the Chief Executive Officer, who were serving as executive officers as of December 31, 2002 (the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation Salary($)	Annual Compensation Bonus($)	Long-Term Compensation Awards Restricted Stock Awards ($)	Long-Term Compensation Awards Securities Underlying Options/SARs (#)(1)	All Other Compensation(2),(3) ($)
Arthur L. Goldstein ...... Chairman of the Board, President and Chief Executive Officer	2002 2001 2000	600,000 550,000 550,000	1,500,000(4) 0 0	0 0 0	80,000 0 70,000	114,344 51,724 57,165
Alan M. Crosby .... Vice President, Consumer Water Group	2002 2001 2000	215,000 200,000 193,750	250,000(4) 0 0	0 0 0	15,000 0 24,000	3,225 3,000 2,906
Stephen Korn .... Vice President, General Counsel, and Clerk	2002 2001 2000	260,000 220,000 220,000	200,000(4) 0 50,000	0 0 0	32,500 0 32,500	10,546 5,378 5,950
Daniel M. Kuzmak(3) .... Vice President and Chief Financial Officer	2002 2001 2000	250,000 250,000 —	100,800(4) 100,000 —	0 0 —	5,000 25,000 —	9,000 36,915 —
Theodore G. Papastavros .. Executive Vice President and Treasurer	2002 2001 2000	260,000 220,000 220,000	200,000(4) 0 0	0 0 0	40,000 0 32,500	21,426 10,923 11,438

(1) Options granted under the Company's 1997 Plan. Each option is exercisable for one share of Common Stock, which may be purchased upon exercise with either cash or Common Stock. The options granted under the 1997 Plan have a duration of ten years, and are exercisable in 20% installments annually commencing on the first anniversary of the date of grant, except that if an option holder retires from employment at or after the age of 65, all option shares become exercisable irrespective of the installment schedule. Options may not be transferred by an option holder (other than by will or by the laws of descent and distribution or pursuant to a valid domestic relations order), and may be exercised only while the holder is an employee or within a certain period of time after termination of employment as provided in the option agreement relating to such options. For information regarding recent amendments to the 1997 Plan, see "Stock Plans" and "Other Employment Arrangements".

(2) Comprised of (a) the Company's matching contributions to the Named Executive Officer's account in the 401(k) Plan, available to all employees after an eligibility period, and/or (b) amounts accrued under the Company's Supplemental Executive Retirement Plan, described below following the Pension Plan Table. Matching 401(k) Plan contributions in 2002 for the Named Executive Officers in their order of presentation were $5,500, $3,225, $1,082, $2,500, and $5,500, respectively. Amounts accrued under the Supplemental Executive Retirement Plan for the Named Executive Officers in 2002 were $108,844, $0,

14

$9,464, $6,500, and $15,926, respectively. Employees may elect to contribute to the 401(k) Plan from 1% to 12% of the amount that they would otherwise receive as cash compensation, and the contributed amounts, subject to certain limitations, are not subject to current federal income taxes. Amounts contributed to the 401(k) Plan are invested at the direction of the employee in shares of the Company's Common Stock or in shares of one or more of seven mutual funds. The Company contributes to the 401(k) Plan, for the individual accounts of the participants in the Plan, an amount equal to 50% of the amount each participant has elected to invest, up to 6% of compensation, in Common Stock of the Company. Matching amounts are invested entirely in the Company's Common Stock. The contributions by the Company for any one calendar year cannot exceed an aggregate maximum amount fixed from time to time by the Board of Directors.

(3) Mr. Kuzmak commenced his employment with the Company on January 11, 2001. The $100,000 bonus paid in 2001 was a signing bonus in the form of a loan, 25% of which was forgiven on the first anniversary of his commencement of employment, and the balance of which was forgiven on the second anniversary. "All Other Compensation" for Mr. Kuzmak in 2001 includes $33,445 paid to Mr. Kuzmak for certain relocation expenses incurred in connection with the sale of his previous home and purchase of his current home, household storage costs and temporary living expenses.

(4) At a meeting in February 2002, the Compensation Committee deferred consideration of a bonus for executive officers relating to the gain realized by the Company on the sale of its bottled water business to Nestle N.A. (effective December 31, 2001) until the final purchase price adjustments in connection with the transaction were determined. On March 18, 2003, after the final purchase price had been determined in accordance with the divestiture agreements, resulting in a total net pre-tax gain to the Company of $111 million, the Committee authorized discretionary bonuses in connection with that transaction to Mr. Goldstein and certain other executive officers, as reflected in the Summary Compensation Table. Mr. Goldstein's bonus will be paid in part in 2003 and the remainder in 2004. See "Report of Compensation Committee of the Board of Directors on Executive Compensation".

Stock Option Grants

The following table provides information concerning the grant of stock options (also reported in the Summary Compensation Table) during the fiscal year ended December 31, 2002 to the Named Executive Officers. No stock appreciation rights ("SARs") were granted during fiscal 2002.

Option Grants in 2002(1)

	Number of Securities Underlying Options Granted(1) (Shares of Common Stock)	Percentage of Total Options Granted to Employees in Fiscal 2001	Exercise Price ($/Share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)	
					5%($)	10%($)
Arthur L. Goldstein	80,000	11%	21.09	8/14/2012	1,061,071	2,688,962
Alan M. Crosby	15,000	2%	21.09	8/14/2012	198,951	504,180
Stephen Korn	32,500	5%	21.09	8/14/2012	431,060	1,092,391
Daniel M. Kuzmak	5,000	1%	21.09	8/14/2012	66,317	168,060
Theodore G. Papastavros. .	40,000	6%	21.09	8/14/2012	530,536	1,344,481

15

(1) All options were granted under the Company's 1997 Plan. Each option is exercisable for one share of Common Stock, which may be purchased upon exercise with either cash or Common Stock. The options have a duration of ten years and are exercisable in 20% installments annually commencing on the first anniversary of the date of grant, except that if an option holder retires from employment at or after the age of 65, all option shares become exercisable irrespective of the installment schedule. The vesting of the options accelerate so that they become fully exercisable upon the occurrence of a "Change in Control." A Change in Control is defined as: the acquisition by any individual, entity or group of 20% or more of the outstanding voting shares of Common Stock of the Company; continuing directors constituting less than a majority of the Board of Directors; a business combination in which the stockholders of the Company prior to the business combination do not own beneficially more than 60% of the then outstanding shares of common stock and the combined voting power of the entity resulting from the business combination; or a complete dissolution, liquidation or sale of substantially all the assets of the Company other than to an entity of which former stockholders of the Company own more than 60% of the outstanding voting stock and the combined voting power of such entity. Options may not be transferred by an option holder (other than by will or by the laws of descent and distribution or pursuant to a valid domestic relations order), and may be exercised only while the holder remains an employee or within a certain period after termination of employment as provided in the option agreement relating to such options. For information regarding recent amendments to the 1997 Plan, see "Stock Plans" and "Other Employment Arrangements".

(2) Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the options were granted to their expiration date and are not intended to forecast possible future appreciation, if any, in the price of the Common Stock. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the options or the sale of the underlying shares of Common Stock. The actual gains, if any, on the stock option exercises will depend on the future performance of the Common Stock, the option holder's continued employment through the period that exercise rights vest and the date on which the options are exercised.

Stock Option Exercises

The following table provides information, with respect to the Named Executive Officers listed in the Summary Compensation Table, concerning the exercise of options during, and holdings of unexercised options at the end of, fiscal year 2002.

Aggregated Option Exercises in Fiscal 2002
and Fiscal Year-End Option Values(1)

| | (I) | (II) | (III) | | (IV) | |
| | Shares Acquired On Exercise (#) | Value Realized(2) ($) | Number of Securities Underlying Unexercised Options at Fiscal Year-End | | Value of Unexercised In-The-Money Options at Fiscal Year-End(2) ($) | |
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Arthur L. Goldstein	0	—	498,000	152,000	381,391	116,409
Alan M. Crosby	0	—	30,400	30,600	25,391	25,559
Stephen Korn	5,000	51,276	114,000	60,000	92,723	48,802
Daniel M. Kuzmak	0	—	5,000	25,000	1,425	7,125
Theodore G. Papastavros . . .	0	—	133,000	69,500	96,450	50,400

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(1) All options exercised by Named Executive Officers in 2002 were issued under the now-terminated 1979 Plan. Each option granted under the 1979 Plan is exercisable with either cash or Common Stock. Options granted under the 1979 Plan have a duration of ten years and one day and are fully exercisable. Options granted under the 1979 Plan may not be transferred by an option holder (other than by the laws of descent or distribution), and may be exercised only while the holder is an employee of the Company or of a subsidiary, or within a certain period of time after involuntary termination of employment as provided in the option agreement relating to such options. Options held by the Named Executive Officers at year-end were issued under both the 1979 Plan and the 1997 Plan. For information about recent amendments to the 1997 Plan and the 1979 Plan, see "Stock Plans" and "Other Employment Arrangements".

(2) Calculated as the difference between the closing price of the Company's Common Stock, as reported on the date of option exercise (or the sales price on such date if the individual sold on the exercise date) and the exercise price of the options(s) (Column II), and as the difference between the closing price of the Company's Common Stock, as reported on December 31, 2002 ($22.80 per share), and the exercise price of the option(s) (Column IV).

Pension Plan

Employees of the Company and its domestic divisions and subsidiaries (except for employees of the Fabricated Products Group, based in Bridgeville, Pennsylvania, who participate in a defined contribution pension plan) may at their election participate in the Company's defined benefit retirement plan (the "Retirement Plan") after attaining age 21 and completing one year of service. No benefits vest under the Retirement Plan until an employee has five years of participation (or reaches age 65 with fewer than five years of participation), at which time the employee becomes 100% vested. An employee must contribute at least 1% of base salary in order to accrue benefits under the Retirement Plan. The benefits payable upon retirement vary with the years of service and level of compensation while participating in the Retirement Plan. Upon retirement, participants also receive the total of their own contributions to the Retirement Plan plus the earnings thereon. The following table shows the estimated annual Company-provided pension benefits payable to an executive officer or other participant at normal retirement age (age 65) in the Retirement Plan:

PENSION PLAN TABLE
(ESTIMATED ANNUAL BENEFITS
FOR YEARS OF CREDITED
SERVICE INDICATED)

Base Salary at Retirement Date(1)	Years of Service							
	5	10	15	20	25	30	35	40
$ 50,000	$ 2,841	$ 5,067	$ 6,863	$ 8,443	$10,022	$ 11,602	$ 13,181	$ 14,761
$ 75,000	$ 4,262	$ 7,601	$10,320	$12,813	$15,307	$ 17,800	$ 20,293	$ 22,787
$100,000	$ 5,682	$10,135	$13,776	$17,183	$20,590	$ 23,996	$ 27,403	$ 30,810
$125,000	$ 7,103	$12,668	$17,232	$21,553	$25,873	$ 30,193	$ 34,514	$ 38,834
$150,000	$ 8,524	$15,202	$20,689	$25,923	$31,157	$ 36,390	$ 41,624	$ 46,858
$175,000	$ 9,944	$17,736	$24,145	$30,293	$36,440	$ 42,588	$ 48,735	$ 54,882
$200,000	$10,625	$19,446	$26,778	$33,839	$40,900	$ 47,961	$ 55,022	$ 62,083
$300,000	$10,625	$21,205	$32,228	$42,943	$53,659	$ 64,374	$ 75,089	$ 85,804
$400,000	$10,625	$22,059	$35,325	$49,695	$64,064	$ 78,434	$ 92,803	$107,173
$500,000	$10,625	$22,059	$36,056	$54,080	$72,104	$ 90,127	$108,151	$126,175
$600,000	$10,625	$22,059	$36,787	$58,465	$80,143	$101,822	$123,500	$145,178
$700,000	$10,625	$22,059	$37,518	$62,850	$88,182	$113,515	$138,847	$160,000
$800,000	$10,625	$22,059	$38,249	$67,235	$96,222	$125,208	$154,195	$160,000

(1) Effective January 1, 2000, under Internal Revenue Code Section 401(a)(17), no more than $170,000 of cash compensation may be taken into account in calculating benefits under the Retirement Plan. This level was increased to $200,000 effective January 1, 2002. The benefits set forth in the table above reflect the compensation limit for the 2002 plan year. Table assumes that the current salary was in effect for all prior years.

Under the terms of the Retirement Plan, only the amount shown as "Salary" in the Summary Compensation Table is covered under "Base Salary" above. The fixed monthly retirement benefit of an officer retiring at normal retirement age (assuming payment is made on a life annuity basis) is determined by the following formula: (i) for years prior to January 1, 1989, one half of one percent (0.5%) of the first $550 of base monthly salary as of January 1, 1996, plus one and one-quarter percent (1.25%) of the balance of base monthly salary as of that date, that sum being multiplied by the number of prior years of service; plus (ii) for calendar years 1989 through 1996, one and one-quarter percent (1.25%) of base monthly salary as of January 1, 1996; plus (iii) for each year after December 31, 1996, one and one-quarter percent (1.25%) of base monthly salary as of January 1st of that year. Fixed retirement benefits are not subject to deduction for Social Security benefits or other benefits received by officers. This calculation reflects an amendment to the Retirement Plan adopted by the Board of Directors on November 14, 2002 and effective as of January 1, 2003. The amendment effected a prior period update to January 1, 1996, so that the base monthly salary for participants in the Retirement Plan at each January 1 prior to January 1, 1996 was deemed to be the same as it was on January 1, 1996.

The Named Executive Officers have been credited with the following years of service, and would receive the following estimated annual benefits at normal retirement age (65), or at December 31, 2002 if the individual is currently older than 65, under the Retirement Plan: Mr. Goldstein, 42.6 years, $94,701; Mr. Korn, 13.3 years, $45,875; Mr. Kuzmak, 2.0 years, $40,667; and Mr. Papastavros, 47.3 years, $84,122. Mr. Crosby did not participate in the Retirement Plan through December 31, 2002.

In 1996, the Company's Board of Directors adopted a Supplemental Executive Retirement Plan for officers and key employees of the Company ("SERP"). The purpose of the SERP is to permit officers and other key employees whose Base Salary exceeds the maximum pay upon which retirement benefits may be accrued in any year to accrue retirement benefits on Base Salary in excess of that amount, equivalent to the benefits that would have been accrued under the Retirement Plan if Base Salary levels over that amount could be taken into account in calculating benefits under the Retirement Plan. The SERP is administered by the Compensation Committee of the Board of Directors. On March 27, 2003, the Board of Directors, upon the recommendation of the Compensation Committee, amended the SERP to provide a "floor" benefit to participants in the SERP who retire after long service with the Company. To qualify for the floor benefit, a participant must retire after reaching age 60 and with a combination of age and service "points" equal to or greater than 90. A participant is credited with age "points" equal to his or her age at retirement and service "points" equal to his or her years of employment with the Company. The floor benefit will be available to SERP participants who are full-time employees of the Company as of April 1, 2003 and who retire with at least 90 points. The floor benefit (an annual sum to be paid following retirement) will be equal to 1.2% times the participant's highest average pay (HAP) times years of service. HAP consists of the average of the five highest years of base pay in the participant's final 10 years of employment with the Company plus the average of the five highest bonuses earned with respect to the participant's final 10 years of employment with the Company (the base pay and bonus averages will be calculated independently). Amounts payable under the Retirement Plan will be offset against the amounts payable under the SERP.

The Named Executive Officers would receive the following estimated annual benefits under the SERP at normal retirement age or at December 31, 2002 if the individual is currently older than 65: Mr. Goldstein, $155,549; Mr. Korn, $10,186; Mr. Kuzmak, $10,635, and Mr. Papastavros, $9,435. Because Mr. Crosby did not participate in the Retirement Plan, he did not participate in the SERP through December 31, 2002.

As a result of the March 27, 2003 amendment to the SERP establishing "floor" benefits for long-term executives, Mr. Goldstein's estimated annual SERP benefit would increase by $256,090, and Mr. Papastavros' estimated annual SERP benefit would increase by $70,706.

Stock Plans

The Company currently has four stock ownership plans: the 1979 Plan; the 1997 Plan; the 1994 Plan; and the 1986 Director Plan. No new stock options will be granted under the 1979 Plan, under which options to purchase 1,052,150 shares were outstanding as of January 31, 2003, or under the 1986 Director Plan under which options to purchase 124,000 shares of Common Stock were outstanding on January 31, 2003.

On March 27, 2003, at the recommendation of the Compensation Committee, the Board of Directors amended the 1997 Plan to permit the Compensation Committee in its discretion to grant stock options from time to time that would permit exercise for a greater length of time than the current 90 days following an option holder's termination of employment with the Company. The Compensation Committee intends to provide in stock options to be issued by the Company from time to time under the 1997 Plan that an option holder who retires after having reached age 65 with at least 15 years of service to the Company will be entitled to exercise his or her options for the shorter of (i) their remaining term, or (ii) five years following his or her retirement date. The Compensation Committee may also in its discretion amend outstanding stock options under the 1997 Plan or under the 1979 Plan (which was also amended) in a similar manner upon the retirement of any employee who meets these criteria. See also "Other Employment Arrangements".

Change in Control Severance Agreements

The Company has entered into Employee Retention Agreements (the "Agreements") with each of the Named Executive Officers and with seven other officers of the Company or its subsidiaries. The Agreements had an initial term expiring on December 31, 1999 for those executive officers who were employed by the Company in 1999 or earlier, initial one-year terms for officers who later joined the Company, and are automatically extended on an annual basis unless the Company provides at least three months' notice that the Agreements will not be extended. Each Agreement provides for severance benefits if the employment of the employee is terminated by the Company (other than for Cause, as defined in the Agreement, or by reason of his death or disability) or by the employee for Good Reason (as defined in the Agreement) within 24 months after a Change in Control (as defined in the Agreement). Each Agreement provides that, in the event of a Potential Change in Control (as defined in the Agreement), the employee may not voluntarily resign as an employee, subject to certain conditions, for at least six months after the occurrence of such Potential Change in Control.

The Agreements provide for the following severance benefits: (i) a lump-sum payment equal to 200% (299% in the case of Mr. Goldstein) of the sum of (x) the employee's average annual base salary in the three fiscal years preceding his termination plus (y) the average of the cash bonuses paid or awarded to him in respect of the three fiscal years preceding his termination; and (ii) the continuation of life, disability, dental and group health insurance benefits for a period of 24 months without charge to the employee. To the extent that payments to the employee pursuant to the Agreement (together with any other payments or benefits, such as the accelerated vesting of stock options or restricted stock awards, received by the employee in connection with a Change in Control) would result in the triggering of the provisions of Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), the Agreement provides that the payments to be made pursuant to the Agreement will be reduced to the largest amount that would result in no portion of such payments being subject to the excise tax imposed by Section 4999 of the Code.

In addition to the foregoing agreements, the Company's stock option and restricted stock plans provide for immediate lapse of the Company's repurchase rights or vesting of all outstanding options and awards upon any Change in Control (as defined in such plans) of the Company.

Other Employment Arrangements

On March 27, 2003, the Company's Board of Directors elected Douglas R. Brown, currently a Class I Director, as President of the Company, effective April 1, 2003, and as CEO-Elect of the Company. Mr. Brown will assume the office of CEO on July 1, 2003. The Company currently expects to enter into a three-year employment agreement with Mr. Brown, which will be automatically renewable annually thereafter unless terminated by either the Company or Mr. Brown. The employment agreement is expected to contain the following terms:

- Base salary: $400,000 per year.

- Bonus: Guaranteed for the first two performance years (2003 and 2004) at the annualized rate of $400,000 per year (the bonus formula will be determined by the Board of Directors).

- An inducement stock option grant of 500,000 non-qualified stock options, of which 125,000 options will be immediately exercisable and the remainder will vest in 125,000 option increments on April 1, 2004, 2005 and 2006, respectively. The exercise price of $16.16 was the last sale price of the Common Stock on the date of grant, April 1, 2003. Upon a voluntary termination of employment, all unvested options will be forfeited, and vested options will remain exercisable over the remainder of their ten-year terms. Upon an involuntary termination (not for cause), unvested options will be forfeited (except that Mr. Brown's employment will be deemed to continue for 18 months beyond his termination date solely for vesting purposes), and vested options will remain exercisable over the remainder of their terms. Upon an involuntary termination for cause, all options, vested or unvested, will be forfeited.

- If Mr. Brown's employment is terminated by the Company without cause during the term of his employment agreement, he will be entitled to receive 18 months of base pay plus his target bonus as severance pay.

At the same meeting, the following arrangements were established for Mr. Goldstein in contemplation of his prospective retirement:

- Mr. Goldstein's outstanding stock options were amended to permit their continued exercisability for the remainder of their respective terms following his termination of employment.

- Mr. Goldstein will serve as a consultant to the Company for six months following the termination of his employment for a fee of $200,000.

- Mr. Goldstein will also receive an annual office allowance of $100,000 for each of the five years following the termination of his employment, and lifetime medical and dental benefits for him and his spouse following retirement.

Report of the Compensation Committee of the Board of Directors on Executive Compensation

The Board of Directors appoints each year from among its members a Compensation Committee (the "Committee"). The Committee, which currently consists of four non-employee directors (as defined in Rule 16b-3 of the Securities Exchange Act of 1934 (the "Exchange Act")), is responsible for reviewing and establishing the compensation of the executive officers of the Company, and for authorizing grants under the Company's 1997 Plan and 1994 Plan. The Committee has furnished this report concerning compensation of executive officers for the fiscal year ended December 31, 2002.

The compensation program for executive officers involves consideration of cash compensation, the granting of options to acquire the Company's Common Stock, and the granting of restricted stock under the 1994 Plan.

Cash Compensation

Cash compensation of executive officers is structured to include base salary and, based on the achievement of performance objectives, a cash bonus. The Company determines base salary levels of executive officers by comparison to other companies engaged in its industry, represented by those in the "peer group" Index set forth elsewhere in this Proxy Statement, or in similar industries, subject to an evaluation of comparative overall performance of the companies.

The policy of the Company is to pay cash bonuses based on the achievement of specified corporate, business unit and individual performance objectives. The cash bonuses listed in the Summary Compensation Table earned by executive officers, as well as by other senior officers, were earned under the Company's Managerial Bonus Program. The Managerial Bonus Program considers both quantitative and qualitative performance. Quantitative performance focuses on two measurements: earnings before interest and taxes (EBIT) achieved by the business unit(s) for which the executive officer has major responsibility or involvement, and EBIT return on the average capital employed by such business unit(s) during the year. Qualitative performance focuses primarily on the degree to which the officer has participated in and contributed to the achievement of specified individual, divisional, departmental or corporate non-financial objectives.

The Committee, after consideration of management's recommendations, may elect to utilize restricted stock in lieu of a portion of any cash award that might be payable under the Managerial Bonus Program. The Committee may also make discretionary restricted stock awards.

Budgeted amounts for EBIT and EBIT return on average capital employed are established for each business unit, and for the Company as a whole, early in each fiscal year. At the same time, a corresponding cash bonus target is established for each executive officer based on the budgets of the business unit(s) for which the officer has major managerial responsibility or involvement. The cash bonus actually awarded, determined early in the next fiscal year by the Committee, depends on the extent to which the actual performance of the business unit(s) for which the officer has responsibility or involvement meets or exceeds the budgeted amounts, and on the degree of success in achieving the qualitative objectives.

The Committee may make discretionary bonus awards in appropriate circumstances in which an executive officer might merit a bonus based on other considerations.

The Committee met on August 14, 2002 to consider salary and bonus arrangements for Mr. Goldstein and other executive officers. The Committee considered that Mr. Goldstein had received no salary increase or bonus payment since 1999. The Committee increased the salary of Mr. Goldstein, the Chief Executive Officer, from $550,000 to $600,000. In doing so, the Committee considered the Company's increased business focus on water supply projects, including related organizational improvements, and Mr. Goldstein's leadership of the Company and development of its business. The Committee also considered Mr. Goldstein's role in the Company's sale of its bottled water business at the end of 2001.

At a meeting in February 2002, the Compensation Committee decided to defer consideration of a bonus for Mr. Goldstein (and certain other executive officers) relating to the gain realized by the Company on its sale of its bottled water business to Nestle S.A. (effective December 31, 2001) until the final purchase price adjustments in connection with the transaction were determined, and also decided that any such bonus would be granted with respect to the 2002 fiscal year. On March 18, 2003, after such final purchase price adjustments had been determined in accordance with the divestiture agreements, the Committee authorized a discretionary bonus relating to the sale of the bottled water business in the amount of $1,500,000 payable to Mr. Goldstein. This bonus will be paid in part in 2003 with the remainder paid in 2004. In determining the amount of the bonus, the Committee considered the Company's $111 million pre-tax gain from the sale of its bottled water business, the provisions of the Company's Managerial Bonus Plan, Mr. Goldstein's initiation of the Company's bottled water business, his leadership in developing financing mechanisms for, and promoting the growth of, that business, and the finalization of its sale to Nestle.

22

Stock Options

The Committee believes that stock options are an appropriate mechanism to provide senior management with a long-term incentive to strive for the continued growth and success of the Company. The Company's stock option policy, established by the Committee, is to recognize employee leadership and significant contribution to the Company, regardless of the employee's level of employment. The Committee also believes that ownership of the Company's stock by management promotes the enhancement of stockholder value by creating a greater community of interest between stockholders and management. Grants of stock options are now made under the 1997 Plan, approved by the stockholders at the 1997 Annual Meeting. The size of stock option grants made by the Committee is based on evaluation of a recipient's performance, salary level and number of options held as a result of prior grants. During the fiscal year ended December 31, 2002, Mr. Goldstein was granted a nonqualified stock option for 80,000 shares of Common Stock, and the other executive officers as a group were awarded nonqualified stock options for 190,500 shares of Common Stock.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code, enacted in 1993, generally disallows a tax deduction to a public company for compensation in excess of $1 million paid to the Company's chief executive officer and four other most highly compensated executive officers. Certain types of performance-based compensation, such as that available under the Company's 1979 Plan and the 1997 Plan, will not be subject to the deduction limit if certain requirements set forth in Section 162(m) are met.


Respectfully submitted by the
Compensation Committee of the Board of Directors

Allen S. Wyett, Chairman
William K. Reilly
John J. Shields
Mark S. Wrighton


Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee of the Board of Directors is a former or current officer or employee of the Company or any of its subsidiaries. To the Company's knowledge, there were no relationships involving members of the Compensation Committee of the Board of Directors or other directors of the Company requiring disclosure in this Proxy Statement.

Report of the Audit Committee

The Audit Committee of the Board of Directors of the Company is currently composed of four non-employee directors. The Board of Directors has made a determination that each of the members of the Audit Committee satisfies the requirements of the New York Stock Exchange's Listing Standards (Section 303.01(B)(2)(a) and (3)) as to independence, based on a determination that none of the members of the Audit Committee has a relationship to the Company that may interfere with his or her independence from the Company and its management. The Board has determined that each of the members of the Audit Committee also satisfies the New York Stock Exchange's requirements for financial literacy and experience.

Management of the Company is responsible for preparing the financial statements, and the Company's independent auditors are responsible for performing an independent audit of the Company's financial statements and issuing a report thereon. The Audit Committee recognizes that the Company's management and independent auditors, who have more knowledge and detailed information concerning the Company than

do members of the Audit Committee, have these primary responsibilities, and that the Audit Committee's role is to oversee and monitor these responsibilities. In doing so, the Audit Committee is not auditing the Company's financial statements, and is not providing any expert or special assistance as to the Company's financial statements or any professional certification as to the work of the independent auditors.

The responsibilities of the Audit Committee are set forth in the Charter of the Audit Committee, which was approved by the Board of Directors of the Company on May 2, 2000. A copy of the Charter was attached to the Proxy Statement of the Company prepared in connection with the 2001 Annual Meeting. The Audit Committee, among other matters, is responsible for the annual recommendation of the independent accountants to be appointed by the Board of Directors as the auditors of the Company and its subsidiaries, and reviews the Company's accounting policies, control systems and compliance activities. The Audit Committee has been reviewing the relevant requirements of the Sarbanes-Oxley Act of 2002, the proposed rules of the Securities and Exchange Commission and the proposed new listing standards of The New York Stock Exchange regarding audit committee procedures and responsibilities. The Audit Committee intends to carry out its responsibilities under the new rules and standards and will adopt such amendments to its Charter as may be required in connection with the implementation of and adherence to such rules and standards. The Audit Committee also reviews the Charter of the Audit Committee on an annual basis. This is a report on the Committee's activities relating to fiscal year 2002.

Review of Audited Financial Statements with Management

The Audit Committee reviewed and discussed the audited financial statements of the Company for the fiscal year ended December 31, 2002 with the management of the Company.

Review of Financial Statements and Other Matters with Independent Auditors

The Audit Committee discussed with PricewaterhouseCoopers LLP, the Company's independent auditors, the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU Section 380). The Audit Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and has discussed with PricewaterhouseCoopers LLP that firm's independence. The Audit Committee considered whether the provision of the non-audit services rendered during the fiscal year ended December 31, 2002 was compatible with maintaining PricewaterhouseCoopers LLP's independence.

Recommendation that Financial Statements Be Included In Annual Report

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 for filing with the Securities and Exchange Commission.

Respectfully submitted by the
Audit Committee of the Board of Directors

Stephen L. Brown (Acting Chairman)
Arnaud de Vitry d'Avaucourt
Kathleen F. Feldstein
Daniel I. C. Wang

Independent Auditors' Fees

The aggregate fees billed by PricewaterhouseCoopers LLP, the Company's independent auditors, for professional services rendered for the fiscal years ended December 31, 2002 and 2001 were as follows:

Type of Fees	2002	2001
Audit Fees(1)	$1,267,363	$ 925,033
Audit-Related Fees(2)	35,633	56,496
Tax Fees(3)	658,920	869,412
All Other Fees	0	0
Total Fees	$1,961,916	$1,850,941

(1) Includes fees associated with the annual audit of the Company's consolidated financial statements, reviews of the Company's quarterly financial information, reviews of SEC filings, statutory audits of foreign subsidiaries, and accounting advice related thereto.

(2) Audit-related services consist primarily of accounting advice relating to dispositions.

(3) Includes fees for tax planning and compliance services.

Stock Performance Graph

The following presentation compares the Company's Common Stock price in the five year period from December 31, 1997 to December 31, 2002 to the S&P 500 Stock Index and to a "peer group" index over the same period. The peer group index consists of the common stock of Calgon Carbon Corporation, Osmonics, Inc., and Pall Corporation. These corporations are involved in various aspects of the water treatment or liquids separations businesses. The presentation assumes that the value of an investment in each of the Company's Common Stock, the S&P 500 Index, and the peer group index was $100 on December 31, 1997, and that any cash dividends paid by any constituent company (none have been paid by the Company) were reinvested in the same security.

**Comparison of Five-Year Cumulative Total Return Among
Ionics, Incorporated, S&P 500 Index and "Peer Group" Index of Comparable
Companies**



Value at December 31,						
	1997	1998	1999	2000	2001	2002
Ionics	$100.00	$ 76.52	$ 71.88	$ 72.52	$ 76.75	$ 58.27
Peer Group	$100.00	$113.42	$102.42	$100.28	$128.44	$ 92.06
S&P 500 Index	$100.00	$128.58	$155.64	$141.50	$124.68	$ 97.14

Director Compensation

Each director who is not an employee of the Company receives an annual retainer of $15,000, plus a fee of $2,000 for each regular meeting of the Board of Directors attended. In addition, each non-employee director who is a member of a committee of the Board of Directors also receives a fee of $1,000 for each meeting of the committee attended.

In August 1998, the Board of Directors adopted the 1998 Non-Employee Directors' Fee Plan ("Fee Plan"). The Fee Plan permits non-employee directors to elect to receive payment of the annual retainer fee in

26

cash or in Common Stock. The valuation of the Common Stock is based on the last reported sales price of the Common Stock on The New York Stock Exchange on the trading date next preceding the date of the Board meeting at which payment will be made. Annual retainer fees are paid in two equal annual installments.

Under the Company's 1986 Director Plan which expired on December 31, 2002, each person who is not an employee of the Company or any of its subsidiaries and who is elected a director of the Company was automatically entitled to receive an option for 2,000 shares of Common Stock upon his or her initial election (or, if elected by the Board of Directors, at the time of the next annual meeting of stockholders), and an option to acquire 2,000 additional shares of Common Stock upon completion of each next successive year in office. Options granted under the 1986 Director Plan have an exercise price equal to the fair market value on the date of grant, do not become exercisable until the expiration of six months from the date of grant, and thereafter may be exercised only during certain "window" periods. Options granted under the 1986 Director Plan expire ten years after the date of grant, and terminate 30 days after the holder ceases to be a director, or 90 days following a director's death. Options for 124,000 shares of Common Stock are currently outstanding under the 1986 Director Plan. If the stockholders approve the 2003 Non-Employee Directors Stock Option Plan, that Plan will serve as the vehicle for the continued automatic grant of stock options to directors (see Proposal 2).

STOCKHOLDER PROPOSALS

The Company's 2004 Annual Meeting is presently expected to be held on May 6, 2004. Proposals of stockholders intended to be presented at the 2004 Annual Meeting must be received no later than January 5, 2004, for inclusion in the Company's proxy statement and proxy for that meeting, except that if the date of the 2004 Annual Meeting is changed by more than 30 calendar days from the presently expected date, the Company must receive such proposal within a reasonable time before the Board of Directors makes its proxy solicitation.

Under the Company's By-Laws, stockholder proposals submitted for action at the annual meeting but not proposed for inclusion in the Company's proxy statement must be given to the Clerk of the Company not less than 80 nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting. Therefore, stockholders who wish to make a proposal at the 2004 Annual Meeting (other than one that will be included in the Company's proxy materials) must notify the Company no later than February 16, 2004 and no earlier than January 7, 2004. In the case of a special meeting of stockholders, or in the event the annual meeting is called for a date more than 60 days prior to the anniversary date, a stockholder must give such notice no later than 20 days following the date on which notice of the meeting date was mailed or publicly disclosed. Stockholder proposals for nomination of candidates to the Board of Directors are subject to similar time constraints. Articles V and VII of the Company's By-Laws contain certain requirements for the content of such proposals.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors, executive officers and holders of more than 10% of the Company's Common Stock (collectively, "Reporting Persons") to file with the Securities and Exchange Commission (the "Commission") initial reports of ownership and reports of changes in ownership of Common Stock of the Company. Such persons are required by regulations of the Commission to furnish the Company with copies of all such filings. Based on its review of the copies of such filings received by it with respect to the fiscal year ended December 31, 2002 and written representations from certain Reporting Persons, the Company believes that all Reporting Persons complied with all Section 16(a) filing requirements in the fiscal year ended December 31, 2002.

OTHER MATTERS

As of this time, the Board of Directors knows of no other matters to be brought before the meeting. However, if other matters properly come before the meeting or any adjournment thereof, and if discretionary authority to vote with respect thereto has been conferred by the enclosed Proxy, the persons named in the Proxy will vote the Proxy in accordance with their best judgment as to such matters. Discretionary authority, if conferred by the enclosed Proxy, will include authority to vote on matters concerning which the Company did not receive timely notice pursuant to the provisions of the Company's By-Laws (see "Stockholder Proposals").

EXPENSES AND SOLICITATION

The cost of solicitation of proxies will be borne by the Company. In addition to soliciting stockholders by mail, certain of the Company's directors, officers and employees, without additional remuneration, may solicit proxies in person or by telephone or other means of electronic communication. Brokers and other custodians, nominees and fiduciaries will be requested to forward proxy-soliciting material to the owners of stock held in their names, and the Company will reimburse such brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket costs. Solicitation by directors, officers and employees of the Company may also be made of some stockholders in person or by mail, telephone or other means of electronic communication following the original solicitation. The Company may, if appropriate, retain an independent proxy solicitation firm to assist in soliciting proxies. If the Company does so, it will pay such firm's customary fees and expenses.

By Order of the Board of Directors

STEPHEN KORN, *Clerk*

Watertown, Massachusetts
April 9, 2003

IONICS, INCORPORATED

2003 NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN

1. *Purpose.*   This Non-Qualified Stock Option Plan, to be known as the 2003 Non-Employee Directors Stock Option Plan (hereinafter, the "Plan") is intended to promote the interests of Ionics, Incorporated (hereinafter, the "Company") by providing an inducement to obtain and retain the services of qualified persons who are not employees or officers of the Company or of any entity whose controlling stock or other ownership interest is owned directly or indirectly by the Company (each such entity, a "Subsidiary") to serve as members of the Board of Directors of the Company (the "Board").

2. *Available Shares.*   The total number of shares of Common Stock, par value $1.00 per share, of the Company (the "Common Stock") for which options may be granted under the Plan (hereinafter called "Options" and each singly an "Option") shall not exceed 200,000 shares, subject to adjustment in accordance with Section 10 of the Plan. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares. If any Options granted under the Plan are surrendered before exercise or lapse without exercise, in whole or in part, the shares reserved therefor shall again be available for the grant of Options under the Plan.

3. *Administration.*   The Plan shall be administered by the Board or, to the extent permitted by applicable law, by a committee appointed by the Board (the "Committee"). In the event the Board fails to appoint or refrains from appointing a Committee, the Board shall have all power and authority to administer the Plan. In such event, the word "Committee" wherever used herein shall be deemed to mean the Board. The Committee shall, subject to the provisions of the Plan, have the power to construe the Plan, to determine all questions hereunder, and to adopt, amend and repeal such rules and regulations for the administration of the Plan as it may deem desirable. No member of the Board or the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Option granted under it.

4. *Eligibility: Automatic Grant of Options.*   Only persons who hold office as members of the Board and who are not otherwise employees of the Company or of any Subsidiary (each a "Non-Employee Director") may be granted an Option under this Plan. The term "Optionee" as used in this Plan means a Non-Employee Director to whom an Option has been granted under the Plan. Subject to the availability of shares of Common Stock under the Plan, each Non-Employee Director who is either elected to the Board at the 2003 annual meeting of stockholders of the Company (the "2003 Annual Meeting") or who continues as a member of the Board following the 2003 Annual Meeting, shall automatically be granted, without further action by the Committee, an initial Option to acquire 4,000 shares of Common Stock under the Plan immediately following the 2003 Annual Meeting, and an additional Option to acquire 2,000 shares of Common Stock immediately upon completion of each next successive year in office. Subject to availability of shares of Common Stock under the Plan, each Non-Employee Director who is initially elected as a member of the Board after the 2003 Annual Meeting, shall be automatically granted, without further action by the Committee, an Option to acquire 2,000 shares of Common Stock under the Plan immediately after the annual meeting of the stockholders of the Company at which he or she is first elected a member of the Board, and an additional Option to acquire 2,000 shares of Common Stock immediately upon completion of each next successive year in office. A Non-Employee Director who assumes office at a time other than at the time of the Company's annual meeting of stockholders shall be treated for purposes of the preceding sentence as having been first elected as a member of the Board at the Company's annual meeting of stockholders next following his or her assumption of office. For purposes of the Plan, a Non-Employee Director shall be considered to have completed a "year in office" on the date of each annual meeting of stockholders of the Company while he or

she continues in office; provided, however, that if the interval between any two such annual meetings is greater than 395 days, a Non-Employee Director shall be considered to have completed a "year in office" for purposes of the Plan on the 395th day after the preceding year's annual meeting of stockholders of the Company, rather than on the date of the second of the two such annual meetings.

The Options to be granted under this Section 4 shall be the only Options to be granted at any time to a Non-Employee Director under the Plan. The number of shares of Common Stock covered by Options granted under this Section 4 shall be subject to adjustment in accordance with the provisions of Section 10 of the Plan. Notwithstanding anything to the contrary set forth herein, if this Plan is not approved by the affirmative vote of the holders of a majority of the shares of Common Stock present in person or by proxy and voting on such matter at a meeting within twelve (12) months of the date it is approved by the Board, then the Plan and the Options granted pursuant to this Section 4 shall terminate and become void, and no further Options shall be granted under the Plan.

5. *Option Price.*   The purchase price of the Common Stock covered by an Option granted pursuant to the Plan shall be 100% of the fair market value of such shares on the day the Option is granted. The option price will be subject to adjustment in accordance with the provisions of Section 10 of the Plan. For purposes of the Plan, if, at the time an option is granted under the Plan, the Company's Common Stock is publicly traded, "fair market value" shall mean the last price for the Common Stock on the New York Stock Exchange (or any other national securities exchange on which such shares are then traded) on the trading day next preceding the date of grant of an Option. If the Common Stock is not publicly traded at the time an option is granted under the Plan, "fair market value" shall be deemed to be the fair value of the Common Stock as determined by the Committee after taking into consideration all factors which it deems appropriate.

6. *Period of Option.*   Unless sooner terminated in accordance with the provisions of Section 8 of the Plan, an Option granted hereunder shall expire on the date which is ten (10) years after the date of grant of the Option.

7. *Vesting of Shares and Non-Transferability of Options.*

(a) All Options granted under the Plan shall not be exercisable for a period of six (6) months after their date of grant, but shall be immediately exercisable in full thereafter.

(b) Except as otherwise provided in this Section, no Option granted under the Plan shall be sold, assigned, transferred, pledged or otherwise encumbered, either voluntarily or by operation of law, other than by will or the laws of descent and distribution, and an Option may be exercised during the lifetime of an Optionee only by such person. The Committee may, in its discretion, authorize all or a portion of the Options granted or to be granted to an Optionee to be on terms which permit transfer by such Optionee to (i) the spouse, children or grandchildren of the Optionee ("Immediate Family Members"), (ii) a trust or trusts for the exclusive benefit of the Optionee or such Immediate Family Members, or (iii) a partnership, limited liability company, corporation or other entity in which the Optionee or such Immediate Family Members are the only partners, members or stockholders, provided that (y) the Option agreement pursuant to which such Options are granted must be approved by the Committee, and must expressly provide for transferability in a manner consistent with this Section, and (z) subsequent transfer of transferred Options shall be prohibited other than by will or the laws of descent and distribution. Any transfer of any Option in accordance with this Section shall be made in compliance with the provisions of the Securities Act of 1933, as amended (the "Securities Act").

Following transfer, any such Options shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, provided that for purposes of Section 4 hereof, the term "Optionee" shall be deemed to refer to the transferee. The provisions regarding duration of Options in

Sections 6 and 8 and the exercisability of Options in Section 7 hereof shall continue to apply with respect to the original Optionee as to all Options granted to such Optionee, whether or not transferred pursuant to this Section.

8. *Termination of Option Rights.*

(a) Except as otherwise specified in the Option agreement, in the event an Optionee ceases to be a member of the Board for any reason, including death or permanent disability, any then unexercised portion of Options granted to such Optionee shall, to the extent not then exercisable, immediately terminate and become void; any portion of an Option which is then exercisable but has not been exercised at the time the Optionee so ceases to be a member of the Board may be exercised, to the extent it is then exercisable, by the Optionee (or by the Optionee's personal representative, heir or legatee, in the event of death or disability) at any time prior to the earlier of the scheduled expiration date of the Option or twenty-four (24) months from the date the Optionee ceases to be a member of the Board.

(b) No portion of an Option may be exercised after the removal date or resignation date if the Optionee is removed or resigns from the Board for any one of the following reasons: (i) disloyalty, gross negligence, dishonesty or breach of fiduciary duty to the Company; or (ii) the commission of an act of embezzlement, fraud or deliberate disregard of the rules or policies of the Company which results in loss, damage or injury to the Company, whether directly or indirectly; or (iii) the unauthorized disclosure of any trade secret or confidential information of the Company; or (iv) the commission of an act which constitutes unfair competition with the Company or which induces any customer of the Company to break a contract with the Company; or (v) the conduct of any activity on behalf of any organization or entity which is a competitor of the Company (unless such conduct is approved by a majority of the members of the Board).

9. *Exercise of Option.* Subject to the terms and conditions of the Plan and the Option agreements, an Option granted hereunder shall, to the extent then exercisable, be exercisable in whole or in part by giving written notice to the Company by mail, facsimile or hand delivery addressed to the Company, at its principal executive offices, attention General Counsel, stating the number of shares with respect to which the Option is being exercised, accompanied by payment in full for such shares. Payment may be (a) in United States dollars in cash or by check payable to the order of the Company, (b) in whole or in part in shares of the Common Stock of the Company already owned by the person or persons exercising the Option (such shares not having been acquired within the prior six months by the Optionee pursuant to an Option exercise) valued at fair market value determined in accordance with the provisions of Section 5, or (c) consistent with applicable law, except as otherwise explicitly provided in the applicable Option agreement, and only if the Common Stock is then publicly traded, delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price, or delivery by the Optionee to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price. There shall be no such exercise at any one time as to fewer than one hundred (100) shares or all of the remaining shares then purchasable by the person or persons exercising the Option if fewer than one hundred (100) shares. The Company's transfer agent shall, on behalf of the Company, prepare a certificate or certificates representing such shares acquired pursuant to exercise of the Option, shall register the Optionee as the owner of such shares on the books of the Company and shall cause the fully executed certificate(s) representing such shares to be delivered to the Optionee as soon as practicable after payment of the Option price in full. The holder of an Option shall not have any rights of a stockholder with respect to the shares covered by the Option, except to the extent that one or more certificates for such shares shall be delivered to him or her upon the due exercise of the Option.

10. *Adjustments Upon Changes in Capitalization and Other Events.* Upon the occurrence of any of the following events, an Optionee's rights with respect to Options granted to him or her hereunder shall be adjusted as hereinafter provided:

(a) *Stock Dividends and Stock Splits.* If the shares of Common Stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of Common Stock as a stock dividend on its outstanding Common Stock, the number of shares of Common Stock deliverable upon the exercise of Options shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or stock dividend.

(b) *Recapitalization Adjustments.* Immediately upon the consummation of an Acquisition (as defined herein), all outstanding Options under the Plan shall immediately become fully exercisable and shall remain the obligation of the Company or be assumed by the surviving or acquiring entity, and there shall automatically be substituted for the shares of Common Stock subject to the Options, the consideration payable with respect to the outstanding shares of Common Stock in connection with the Acquisition. In the event of a reorganization, recapitalization, merger, consolidation, or any other change in the corporate structure or shares of the Company, adjustments in the number and kind of shares authorized by the Plan and in the number and kind of shares covered by, and in the Option price of outstanding Options under the Plan necessary to maintain the proportionate interest of the Optionee and preserve, without exceeding, the value of such Option, shall be made. For purposes of this Section 10, an "Acquisition" shall mean: (x) any merger, consolidation or purchase of outstanding capital stock of the Company, or other form of business combination in which the Company is the target of such combination or after which the voting securities of the Company outstanding immediately prior thereto represent (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) less than 50% of the combined voting power of the voting securities of the Company or such surviving or acquiring entity outstanding immediately after such event (other than as a result of a financing transaction); or (y) any sale of all or substantially all of the capital stock or assets of the Company in a business combination (other than in a spin-off or similar transaction); or (z) any other acquisition of the business of the Company, as determined by the Committee.

(c) *Issuance of Securities.* Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to Options. No adjustments shall be made for dividends paid in cash or in property other than securities of the Company.

(d) *Adjustments.* Upon the happening of any of the foregoing events, the class and aggregate number of shares set forth in Sections 2 and 4 of the Plan that are subject to Options which previously have been or subsequently may be granted under the Plan shall also be appropriately adjusted to reflect such events. The Committee shall determine the specific adjustments to be made under this Section 10 and its determination shall be conclusive.

11. *Restrictions on Issuance of Shares.* Notwithstanding the provisions of Sections 4 and 9 of the Plan, the Company shall have no obligation to deliver any certificate or certificates upon exercise of an Option until one of the following conditions shall be satisfied:

(a) The issuance of shares with respect to which the Option has been exercised is at the time of the issue of such shares effectively registered under applicable Federal and state securities laws as now in force or hereafter amended; or

(b) Counsel for the Company shall have given an opinion that the issuance of such shares is exempt from registration under Federal and state securities laws as now in force or hereafter amended; and the Company has complied with all applicable laws and regulations with respect thereto, including without limitation all regulations required by any stock exchange upon which the Company's outstanding Common Stock is then listed.

12. *Legend on Certificates.*   The certificates representing shares issued pursuant to the exercise of an Option granted hereunder shall carry such appropriate legend, and such written instructions shall be given to the Company's transfer agent, as may be deemed necessary or advisable by counsel to the Company in order to comply with the requirements of the Securities Act or any state securities laws.

13. *Representation of Optionee.*   If requested by the Company, the Optionee shall deliver to the Company written representations and warranties upon exercise of the Option that are necessary to show compliance with Federal and state securities laws, including representations and warranties to the effect that a purchase of shares under the Option is made for investment and not with a view to their distribution (as that term is used in the Securities Act).

14. *Option Agreement.*   Each Option granted under the provisions of the Plan shall be evidenced by an Option Agreement, which shall be duly executed and delivered on behalf of the Company and by the Optionee to whom such Option is granted. The Option Agreement shall contain such terms, provisions and conditions not inconsistent with the Plan as may be determined by the officer executing it.

15. *Termination and Amendment of Plan.*   Options may no longer be granted under the Plan after ten (10) years from the date the Plan is approved by the Board, and the Plan shall terminate when all Options granted or to be granted hereunder are no longer outstanding. The Board may at any time terminate the Plan or make such modification or amendment thereof as it deems advisable; provided, however, that the Board may not, without approval by the affirmative vote of the holders of a majority of the shares of Common Stock present in person or by proxy and voting on such matter at a meeting, (a) increase the maximum number of shares for which Options may be granted under the Plan (except by adjustment pursuant to Section 10), (b) materially modify the requirements as to eligibility to participate in the Plan, (c) materially increase benefits accruing to Option holders under the Plan, or (d) re-price outstanding Options under the Plan. Termination or any modification or amendment of the Plan shall not, without consent of a participant, affect his or her rights under an Option previously granted to him or her.

16. *Withholding of Income Taxes.*   Upon the exercise of an Option, the Company may require the Optionee to pay withholding taxes in respect of amounts considered to be compensation includible in the Optionee's gross income if required as a matter of law.

17. *Compliance with Regulations.*   It is the Company's intent that the Plan comply in all respects with Rule 16b-3 of the Securities and Exchange Act of 1934 (or any successor or amended provision thereof) and any applicable Securities and Exchange Commission interpretations thereof ("Rule 16b-3"). If any provision of the Plan is deemed not to be in compliance with Rule 16b-3, the provision shall be null and void or amended by the Board to ensure proper compliance.

18. *Governing Law.*   The validity and construction of the Plan and the instruments evidencing Options shall be governed by the laws of the Commonwealth of Massachusetts, without giving effect to the principles of conflicts of law thereof.

Adopted by the Board of Directors on
February 25, 2003

Approved by the stockholders on: